Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
October 22, 2004.

Item 3	News Release
The news release was disseminated on October 22, 2004 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to announce the closing of the acquisition of the remaining 56.6% equity interest (for a 100% total interest) in the Pirquitas silver project, located in Jujuy Province, Argentina. Under an agreement with Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P., Silver Standard acquired 566 shares of Sunshine Argentina, Inc., the holder of the rights to the Pirquitas Project, by issuing 2.663 million shares of Silver Standard. The shares are subject to a four-month hold period that expires at midnight, February 22, 2005

Item 5	Full Description of Material Change
See attached news release 04-16.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
October 22, 2004.

October 22, 2004	Trading Symbols:
News Release 04-16	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD CLOSES THE ACQUISITION OF THE REMAINING INTEREST
IN PIRQUITAS SILVER PROJECT, ARGENTINA

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to announce the closing of the acquisition of the remaining 56.6% equity interest (for a 100% total interest) in the Pirquitas silver project, located in Jujuy Province, Argentina. Under an agreement with Elliott International L.P., The Liverpool Limited Partnership and Highwood Partners, L.P., Silver Standard acquired 566 shares of Sunshine Argentina, Inc., the holder of the rights to the Pirquitas Project, by issuing 2.663 million shares of Silver Standard. The shares are subject to a four-month hold period that expires at midnight, February 22, 2005.

Elliot International, Liverpool and Highwood are institutional investors. Elliott International is formed in the Cayman Islands, Liverpool in Bermuda and Highwood in Delaware. The investment activities of Elliott, Liverpool and Highwood are under common management. Highwood is receiving no Silver Standard shares in connection with this transaction.

With the closing of the transaction, Silver Standard has measured and indicated silver resources of 508.4 million ounces and inferred silver resources of 446.1 million ounces. In addition, Silver Standard now has 51.27 million shares issued, US$36.2 million in cash, 1.95 million ounces of silver bullion currently valued at US$14.1 million, marketable securities currently valued at US$3.9 million and nominal debt.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of measured resources, indicated resources and inferred resources: Disclosure of contained silver expressed in ounces in the tables in this news release is in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM, but does not meet the requirements of Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

        The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

        To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.